

June 5, 2020

David Obstler
Chief Financial Officer
Datadog, Inc.
620 8th Avenue, 45th Floor
New York, NY 10018

> **Re: Datadog, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **File No. 001-39051**

Dear Mr. Obstler:

We have reviewed your May 21, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2020 letter.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance, page 38

1. You state in your response to prior comment 1 that your business, including your ability to land-and-expand sales to existing customers, is primarily managed based on growth in revenue and operating income. Please explain further how you measure the success of your land-and-expand model using such measures. In this regard, you state that the dollar-based net retention rate is one indicator of your ability to execute your land-and-expand model as it supplements such GAAP results and in future filings you intend to include a discussion of whether the dollar-based net retention rate is above or below 130%. You previously disclosed that dollar-based net retention rate was 141%, 151% and 146% at December 31, 2017 and 2018 and June 30, 2019, respectively. Please tell us the

dollar-based net retention rates at December 31, 2019 and March 31, 2020 and explain further how the specific level that you selected best supports your results discussion. Also, to the extent this rate falls significantly below such level, tell us how you anticipate addressing such change.

2. We note from your response to prior comment 2 that you do not believe providing the percentage of ARR from customer with greater than $100,000 of ARR is important to an understanding of your business. However, we also note your statements in both the Q3 and Q4 fiscal 2019 earnings calls in which you indicated that you expect this cohort of customers to be a larger driver of your future growth. Considering over 70% of your ARR (as disclosed in each of your earnings calls) is derived from approximately 8% of your customers, please explain further why this information would not be important to an investors understanding of your business and potential for future growth.

   You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

   Sincerely,

   Division of Corporation Finance
   Office of Technology